Hermann Derbuch
President
155 University Ave., Suite 1250
Toronto, Ontario, Canada
M5H 3B7

July 28, 2004

Via email to: info@twinmining.com

RE: Jackson Inlet Property, Nunavut - Proposed Letter Agreement

Dear Hermann:

I am proposing the following terms for a financing, initial work program and subsequent option agreement on the Jackson Inlet Project (defined below), Nunavut. Once signed, the parties agree that this letter agreement is binding until replaced by the formal Option and JV Agreement described below and the parties agree to negotiate in good faith to settle the terms of such Option and JV Agreement reflecting the terms hereof and other standard industry terms as soon as possible.

Financing and Option

Subject to the terms hereof, Stornoway shall acquire, by way of private placement (the “Private Placement”) 2,250,000 units (the “Units”) of Twin Mining Corporation (“Twin”) at $0.20 per unit for gross proceeds of $450,000, each Unit comprising one common share and one common share purchase warrant, with each whole warrant being exercisable to purchase one common share of Twin for two years at $0.24 per share. The Private Placement will be completed within 5 business days following receipt of all Stock Exchange and Board approvals referred to herein. Upon completion of the Private Placement, Twin hereby grants Stornoway an exclusive option (the "Option") to acquire a 51% interest in the mineral claims described in Schedule A hereto (the "Jackson Inlet Project") on the terms set out below and upon exercise of the Option the parties agree that they will carry on exploration, development and mining activities on the Jackson Inlet Project as a joint venture operating under the principal terms set out in Schedule "B" hereto and such other terms as may be agreed by the parties.

Preliminary Program

Subject to closing of the Private Placement by Stornoway, Twin hereby commits to completing, as operator, and fully funding a minimum $ 900,000 exploration program (the "Preliminary Program") on the Jackson Inlet Project and delivering to Stornoway a notice of completion of such program together with a detailed report (in the form required by National Instrument 43-101 of the Canadian Securities Administrators) (the "Jackson Inlet Project Report") on the Jackson Inlet Project, which report must include the results of the Preliminary Program, including the results of an airborne geophysical survey of the Jackson Inlet Project, within 12 months of closing the Private Placement with Stornoway or within 3 months of flying the airborne geophysical survey, which ever is later. The Preliminary Program to be completed shall be approved by both Stornoway and Twin. Twin and Stornoway agree that the company performing the airborne survey(s) to be completed under the Preliminary Program will be instructed to hold and not release to any person all airborne data generated by such survey(s) until it has received a direction (the "Direction to Release Data") to release such data signed by each of Stornoway and Twin.. Stornoway and Twin agree that they will have no obligation to sign a Direction to Release Data until both parties have settled and executed the Option and JV Agreement. If Twin is unable to complete the airborne survey forming part of the Preliminary Program in 2004, Twin agrees to complete such survey as early as practicable in 2005.

Subject to closing of the Private Placement, if Twin fails to complete and fully pay for the agreed Preliminary Program within the foregoing time period, Stornoway shall have the right to complete the unfinished parts of the agreed Preliminary Program and the preparation of the Jackson Inlet Project Report at its own expense over the following 12 months and shall have the right to give notice to Twin within 30 days of Stornoway's completion of the Jackson Inlet Project Report that it elects to start earning an interest in the Jackson Inlet Project and commits to incurring a minimum of $ 1,000,000 in exploration expenditures on the Jackson Inlet Project within 12 months of the date of such notice. In such event, notwithstanding the other provisions hereof, Stornoway will have an option to earn an initial interest equal to:

Stornoway's Deemed Expenditures
Stornoway's Deemed Expenditures + Twin's Deemed Expenditures

Where:

"Stornoway's Deemed Expenditures" are $3,450,000 plus the amounts spent by Stornoway on the Preliminary Program

and

"Twin's Deemed Expenditures" are $3,314,706 less the difference between the cost of the full Preliminary Program and the amount spent by Twin on the Preliminary Program.

Representations and Covenants of Twin

Twin hereby represents and warrants to Stornoway:

1.	in connection with the Private Placement, that:
a.	Twin has been duly incorporated and is validly subsisting and in good standing under the laws of its jurisdiction of incorporation,

b.	Twin is a reporting issuer under the securities laws of British Columbia, Alberta and Ontario,

c.
the authorized capital of Twin consists of an unlimited number of common shares without par value, an unlimited number of first preferred shares and an unlimited number of second preferred shares of which 94,352,178 common shares, no first preferred shares and no second preferred shares are issued and outstanding on the date hereof,

d.	Twin's shares are listed and posted for trading on the Toronto Stock Exchange, and

e.	no order ceasing or suspending trading in securities of Twin nor prohibiting the sale of the Units has been issued and remains outstanding against Twin; and

f.
Twin is entitled and has the right to enter into agreements on the claim block which is subject to the "Option" between Twin and Stornoway unaffected by the "Helix" Agreement with the exception of approximately 10% of the claims, which are subject to the Gross Royalty Agreement and NPI Agreement. The Helix Claim Purchase Agreement does not apply to any of the "Stornoway Option" claim block.

2.
in connection with the proposed Option (defined below) that the representations and warranties set out in Schedule "C" hereto are true and correct at the date hereof and will be included as representations and warranties in the Option and JV Agreement.

Twin hereby covenants to Stornoway that Twin shall make all Helix Payments (as defined in the "Helix Agreements" described in Schedule C hereto) and not otherwise take any action or fail to take any action which would jeopardize Twin's rights to the Jackson Inlet Project.

Representations and Covenants of Stornoway

Stornoway hereby represents and warrants to Twin as follows:

1. Stornoway has been duly incorporated and is validly subsisting and in good standing under the laws of its jurisdiction of incorporation;

2. Stornoway qualifies as an “accredited investor” as defined under Multilateral Instrument 45-103 and is purchasing the Units as principal for investment purposes; and

3. Stornoway shall comply with all relevant securities legislation and the requirements of the Toronto Stock Exchange in respect of any resale of the common shares and warrants comprising the Units and the common shares issuable on exercise of the warrants.

The Option

To exercise the Option and earn a 51% interest in the Jackson Inlet Project, Stornoway must:

1.
deliver a notice to Twin, within 30 days of receipt of notice from Twin that it has completed the $ 900,000 exploration program and receipt from Twin of the Jackson Inlet Project Report, that Stornoway elects to start earning an interest in the Jackson Inlet Project and commits to incurring a minimum of $ 1,000,000 in exploration expenditures on the Jackson Inlet Project within 12 months of the date of Stornoway's notice;

2.
incur aggregate exploration expenditures of $3,000,000 on the Jackson Inlet Project over the three years after the date of Stornoway's notice under part 1 above, such expenditures to be incurred as follows:

Anniversary of Stornoway Notice	Required Minimum Exploration Expenditures
On or before the First Anniversary	$1,000,000 total exploration expenditures
On or before the Second Anniversary	$1,000,000- ($ 2,000,000cumulative)
On or before the Third Anniversary	$ 1,000,000 ($3,000,000 cumulative)

Stornoway agrees that if it delivers the notice under part 1 above, the $ 1,000,000 first year expenditures are a firm commitment by Stornoway but that all further exploration expenditures which must be incurred to exercise the Option are optional.

In the event Stornoway does not incur the required minimum or aggregate exploration expenditures within the requisite time period but wishes to keep the Option in good standing, it shall be entitled to do so by making a non-refundable payment to Twin equal to the difference between the required minimum or aggregate Expenditures and the amount of Expenditures actually incurred before the end of the relevant period.

Stornoway shall complete the necessary filings to have the work done on the Jackson Inlet Project by Stornoway applied as assessment credits on the Jackson Inlet Project.

3.	make the following cash payments to Twin over three years after the date of Stornoway's notice under part 1 above:

Anniversary of Stornoway Notice	Required Cash Payments to Twin
On or before the First Anniversary	$30,000 cash payment
On or before the Second Anniversary	$40,000 cash payment
On or before the Third Anniversary	$50,000 cash payment

Upon satisfying conditions 1, 2 and 3 above, a 51% interest in the Jackson Inlet Project shall vest in Stornoway.

There will be allowances for a force majeure such as weather on all of the expenditures and payments to Twin contemplated in any year.

For the purposes of this agreement, the term "exploration expenditures" shall refer to costs incurred on reclamation of the Jackson Inlet Project and on exploration and development activities directed towards disclosure and definition of an ore body on the Jackson Inlet Project, including payments required to maintain the Jackson Inlet Project in good standing, monies expended in paying the fees, wages, salaries, travelling expenses and fringe benefits of all persons engaged in work with respect to or for the benefit of the Jackson Inlet Project and which are attributable to such persons work on the Jackson Inlet Project and an overhead fee equal to 10% of exploration expenditures incurred by Stornoway in relation to the Jackson Inlet Project, except third party contracts which exceed $50,000 in a single year for which the overhead fee will be 5%.

Operator

During the period after it delivers the notice under part 1 above and until it exercises the Option or the Option expires unexercised, Stornoway shall be the operator of all exploration programs on the Jackson Inlet Project.

For exploration programs the operator shall be entitled to charge a management fee of 10%, except for contracts of total value greater than $50,000 where the operator will instead be entitled to a management fee of 5%.

Right to Drop Claims

Stornoway must give 30 days notice to Twin of its intention to drop any portion of the Jackson Inlet Project and upon expiry of such 30 day period:

1.
Stornoway shall have no further responsibility to maintain in good-standing the portion(s) of the Jackson Inlet Project in respect of which it gave notice provided that sufficient work has been completed on the Jackson Inlet Project to satisfy the expenditure requirements under the Canada Mining Regulations to allow Twin to retain such Project for at least six months after the date Stornoway gives such notice; and

2.
the portion(s) so dropped will be excluded from the terms of the option and for the purposes of this agreement thereafter the term " Jackson Inlet Project " herein will exclude such dropped land, except for the purposes of determining the aggregate exploration expenditures incurred on the " Jackson Inlet Project " which throughout will be based on the exploration expenditures on the retained and all dropped ground).

Stornoway shall be prohibited from staking any of the claims so dropped for a period of 12 months following the date of the notice of intention to drop such claims.

The proviso to dropping claims in item 1 above requiring sufficient expenditures for a six month period only applies in respect of those claims forming part of the Jackson Inlet Project that have had sufficient work completed and filed on it by Twin to satisfy the expenditure requirements under the Canada Mining Regulations for a period of one year after the date Stornoway delivers its notice electing to proceed with earning an interest in the Jackson Inlet Project.

After the $1,000,000 firm commitment has been incurred Stornoway may terminate the Option with a 30-day notice period provided that Stornoway shall be prohibited from staking any of the claims comprising the Jackson Inlet Project for a period of 12 months following termination of the Option.

Area of Interest

There will be mutual five-kilometre area of interest from exterior boundaries of the property for any newly acquired claims providing that there is no conflict with pre-existing agreements.

Exploration Committee

During the Option, an Exploration Committee shall be formed comprising two persons appointed by each of Stornoway and Twin. Exploration Committee meetings shall be held within 30 days of the receipt of final reports for the previously completed program. The Exploration Committee shall approve all exploration programs. In the event the Exploration Committee is not in unanimous agreement on the proposed exploration programs, Stornoway shall have the final and casting vote.

Formation of Joint Venture

As soon as possible following the closing of the Private Placement, Twin and Stornoway agree to negotiate in good faith to settle the terms of and enter into a more formal agreement (the "Option and JV Agreement") reflecting the terms set out herein and other standards industry terms. Subject to the provisions above regarding Stornoway completing the Preliminary Program, the Option and JV Agreement shall provide that:

1.
once the Option is exercised, a joint venture for the future exploration and development of and mining at the Jackson Inlet Project will be immediately constituted in which the initial Interest of each party shall be 51% Stornoway:49% Twin;

2.	Twin shall convey to Stornoway a 51% Interest in the Jackson Inlet Project from the 100% interest which it holds; and

3.
the joint venture to be formed under the Option and JV Agreement shall have the general terms set out in Schedule B hereto and other standard industry terms agreed by the parties. For the purpose of the joint venture and dilution of interests therein, upon the formation of the joint venture, each party will have deemed expenditures equal to:

Stornoway:	$3,450,000
Twin:	$3,314,706

Currency

All figures in this agreement are quoted in Canadian Dollars.

Applicable Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia.

Assignment

If either party wishes to sell all or any part of its interest in the Jackson Inlet Project, that interest shall be sold subject to the terms of this agreement (or any successor agreement) (including the right of first refusal below) and cannot be completed without the consent of the other party, such consent not to be unreasonably withheld.

Right of First Refusal

Until formation of the Joint Venture Stornoway shall have a right of first refusal on Twin’s interest in the Jackson Inlet Project. In turn, Twin will have a right of refusal on Stornoway’s rights to earn an interest in the Jackson Inlet Project.

Due Diligence Period

Stornoway shall have a period of 10 business days after this agreement is accepted by Twin to conduct due diligence with respect to Twin and the Jackson Inlet Project. This agreement is subject to Stornoway being satisfied with its due diligence investigations.

Exchange Approval

This agreement is subject to the approval of the Toronto Stock Exchange for the Private Placement by Twin, which approval Twin will forthwith use its best efforts to obtain.

Board Approval

This agreement is subject to the approval of the Board of Directors of Stornoway and is subject to the approval of the Board of Directors of Twin.

Time of the Essence

Time shall be of the essence in the performance of this agreement.

If the preceding terms are acceptable to you, please countersign this agreement in the space provided below, whereupon this agreement will be binding on Stornoway and Twin. We will then arrange for the Option and JV Agreement to be drafted.

Sincerely,

STORNOWAY DIAMOND CORPORATION
Per:

/s/ Eira Thomas

Eira Thomas
President

Accepted and Agreed this 12th day of July, 2004.

TWIN MINING CORPORATION

Per: /s/ Hermann Derbuch
Authorized Signatory

Hermann Derbuch, P. Eng.
Chairman, President & CEO
Twin Mining Corporation
Hermann Derbuch, Chairman, President & C.E.O.
Print Name & Title

SCHEDULE "A"

DESCRIPTION OF JACKSON INLET PROJECT

Name	Record Number	Size (ha)	In Good Standing Until

SCHEDULE B
JACKSON INLET PROJECT JOINT VENTURE TERMS

1.	Participating Interests

Initial interests and initial investments will be as set forth in the letter agreement to which this is attached, subject to adjustment if a participant elects not to participate (by simple dilution of interest—see item 5 below) or, having elected to participate, defaults in paying its cost share (by double dilution of interest—see item 5 below).

2.	Management Committee

The joint venture will be under the management of a management committee consisting of two representatives of each participant, with each participant's representatives collectively holding one vote for each tenth of a percent of such participant's interest, and decision-making on the basis of a majority vote with a casting vote for the operator.

Notwithstanding the foregoing, the matters hereafter enumerated will require the approval of not less than 662/3% of the votes entitled to be cast by the participants:

(a) an exploration or development program requiring aggregate expenditures in excess of 150% of the aggregate amount expended in the prior calendar year;

(b) the terms of engagement of the operator, other than as agreed to in the Option and JV Agreement;

(c) any decision to act or not to act which would breach any instrument or agreement under which title to the Jackson Inlet Project or the joint venture’s assets are held; and

(d) the voluntary suspension of operations, following the commencement of mining, for more than 30 days in any 12-month period or the permanent shutdown of the operation.

3.	Operator

(a)
Stornoway will be the first operator and remain so unless its interest is reduced below 50% or it resigns or is removed for default. Upon Stornoway ceasing as operator, the participant other than Stornoway with the highest interest shall be the operator.

(b)	The non-operator may refer question of operator default to arbitration if it is outvoted on a management committee motion to remove the operator for default.

(c)	The operator must keep the property in good standing and free of encumbrances, comply with laws, and maintain proper books and accounts and adequate insurance.

(d)
The operator must conduct joint venture activities according to approved programs and budgets, with sole responsibility for non-approved overruns exceeding 20% on exploration programs and 15% on development and other programs, and otherwise in accordance with good mining practices.

(e)	The operator will have the right to cash call in advance to cover anticipated approved program expenditures, including a reasonable amount of working capital.

(f)
The operator's charges for overheads will be: 10% of exploration costs, reduced to 5% on any single third party contract exceeding 50,000; 5% of construction costs; and 3% of operating costs. This charge is intended as a reimbursement of the costs of the time incurred by head office management and support functions in respect of approved programs on the project, which is not otherwise billed as a cost. The charge has been established as an estimate of anticipated administrative costs and on the basis that the party acting as Operator shall not profit nor suffer loss by virtue of providing these services.

(g)	The operator will have a lien on the non-operator's interest to secure the non-operator’s cost share of expenditures, and the right to advance the cost share of a party in default.

4.	Programs

(a)	Prior to a production decision, the operator will submit annual exploration programs for management committee approval, and will report on results on a quarterly basis.

(b)	Unless a feasibility study was delivered prior to the formation of the joint venture, the operator may propose a program for a feasibility study at any time.

(c)	A development program will be prepared by operator based on an approved feasibility study.

(d)	Each party must finance its own cost share of development costs, with the right to pledge its interest for such purpose.

(e)	After commencement of commercial production, operator will submit annual operating programs for management committee approval.

(f)	Super majority (2/3rds) position on spending, on programs that exceed 150% of the cost of the previous program.

5.	Participation in Programs and Dilution

(a)	Participants will have an election as to whether to participate in any approved exploration program or approved development program

(b)	Electing to participate in an approved program will make a participant liable for its cost share of all expenditures for that program.

(c)
Electing not to participate in an approved program or electing to contribute a lesser amount than as would be required by a party’s interest as it exists immediately prior to commencement of the program will result in dilution of interest, i.e. at any time, each party's interest may be calculated as follows:

amount contributed and deemed to have been contributed to date by party amount contributed and deemed to have been contributed to date by all parties and the contributing party's interest will be correspondingly increased.

(d)
Notwithstanding (c) above, in the case of a development program which involves construction of mining facilities and bringing a mine to commercial production based on a feasibility study, a party electing to participate in such program in an amount less than its interest at the time (including not to participate at all) will result in dilution of such party's interest to that percentage of budgeted expenditures which it has agreed to contribute, subject to (f) below.

(e)
A participant’s failure to pay its cost share of an approved program after electing to participate will constitute default and result in double dilution of interest, i.e. the defaulting party's interest will be:

amount contributed and deemed to
have been contributed prior to default date by defaulting party two times the amount contributed and deemed to have been
contributed prior to default by all parties

and the non-defaulting party's interest will be correspondingly increased.

(f)
Dilution to 10% will effect a deemed surrender of an interest in the joint venture, and conversion of such interest to a 10% Net Profits Interest royalty (NPI). A maximum of 10% Net Profits Interest (excluding any payments to Helix) shall be payable under the dilution provision.

(g)	There will be no election as to participation in an approved operating program.

6.	Disposition of Production

(a)	Each participant shall have the right to take its share of production in kind.

(b)	The operator will be free to sell the share of production of any participant who fails to take its share in kind or make arrangements for sale, deducting its costs and expenses from the proceeds.

7.	Transfers of Interests

(a)
Transfers of interests in the property and the joint venture agreement will be subject to a right of first refusal of the other participant, cannot be made without the consent of the other party, which consent cannot be unreasonably withheld, and is subject to the transferee agreeing to be bound by the terms of the Joint Venture Agreement.

(b)	No encumbrances of any interest will be permitted except for financing of development and then subject to the joint venture agreement and the operator's lien

8.	Withdrawal and Winding Up

No withdrawal by a party or winding up of the joint venture will be permitted without adequate payment of or security for reclamation and closure costs.

9.	Dispute Resolution

Arbitration administered by the British Columbia International Commercial Arbitration Centre.

10.	Other

(a)	Area of interest on the same terms as the Option and JV Agreement

(b)	Force majeure

(c)	Confidentiality

(d)	Subject to British Columbia law.

SCHEDULE "C"

REPRESENTATIONS AND WARRANTIES OF TWIN

Twin represents and warrants to the Stornoway that:

1.
Twin is the beneficial owner of a 100% interest in the Jackson Inlet Project, subject with respect only to the claims identified on Schedule “D” hereof, to the terms of the Gross Profits Royalty Agreement and the NPI Agreement each made as of the 15th day of December, 2000 between Twin and Helix Resources Inc. (collectively the Helix Agreements”), true and complete copies of which have been provided by Twin by email to Eira Thomas of Stornoway on July 30, 2004;

2.
each of the mineral claims which comprise the Jackson Inlet Project has been validly located, tagged filed and recorded in compliance with the laws of the Nunavut as they relate to location and recordation of such mineral claims on behalf of and in the name of the Twin;

3.	Twin has caused timely compliance with all of the filing provisions of the laws relating to the mineral claims which comprise the Jackson Inlet Project;

4.
the mineral claims which comprise the Jackson Inlet Project are valid and subsisting mineral claims and all claim and lease maintenance fees and taxes have been paid thereon until the date shown on Schedule "A";

5.
Twin has caused all required representation work to be performed upon the Jackson Inlet Project or paid fees in lieu thereof through the effective date of this Agreement and has recorded and filed proof thereof, all of which work, recordings and filings have been completed in accordance with applicable statutes pertaining to representation work;

6.
the Jackson Inlet Project is free and clear of any and all liens, charges, encumbrances, claims, royalties or interests of others of whatsoever nature and kind, except in respect of those claims identified in Schedule D which are subject to the terms of the Helix Agreements;

7.	except as set forth herein, the Twin has the sole and complete power to deal with the Jackson Inlet Project as herein contemplated without the prior consent or action of any third party;

9.
there are no outstanding obligations or liabilities, contingent or otherwise, under any applicable environmental, mining or other law, including reclamation or rehabilitation work, associated with the Jackson Inlet Project or arising out of past exploration, development and/or mining activities carried out thereon by or on behalf of Twin or to the knowledge of Twin, carried out thereon by any other person;

10.	there are no actions, suits, claims, proceedings, litigation or investigations pending or to the knowledge of Twin, threatened against Twin or in respect of the Jackson Inlet Project.